ASBURY AUTOMOTIVE GROUP, INC.
                         622 THIRD AVENUE, 37TH FLOOR
                              NEW YORK, NY 10017
                                 212-885-2500

                                                                 July 19, 2004
VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:  Asbury Automotive Group, Inc.
     Registration Statement on Form S-3
     File No. 333-112126
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Ladies and Gentlemen:

          Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the "Securities Act"), Asbury Automotive Group, Inc., a Delaware corporation (the "Registrant"), hereby requests that the Registration Statement on Form S-3 (File No. 333-112126) initially filed with the Securities and Exchange Commission on January 22, 2004, as amended, together with all exhibits thereto (the "S-3 Registration Statement"), be withdrawn. The grounds upon which the Registrant is making this application for withdrawal are that the Registrant does not intend to proceed with the public offering of the shares of common stock registered on the S-3 Registration Statement. The S-3 Registration Statement was never declared effective and no securities have been sold pursuant thereto.

          The Registrant respectfully requests, in accordance with Rule 457(p) under the Act that all fees paid to the Securities and Exchange Commission in connection with the filing of the S-3 Registration Statement be credited to the Registrant's account for future use.

          Should you have any questions regarding this matter or if withdrawal of the S-3 Registration Statement will not be granted, please contact Thomas
E. Dunn or Robert Rosenman at Cravath, Swaine & Moore LLP, counsel to the Registrant, at (212) 474-1000.


                                                       Sincerely,

                                                       /s/  Kenneth B. Gilman

                                                       ----------------------
                                                       Kenneth B. Gilman
                                                       President and Chief
                                                       Executive Officer